2102 S.W. 2nd Street Pompano Beach, FL 33069 Nationwide: 800-413-5155 Tel: 954-630-0900 www.pointblanksolutionsinc.com

August 7, 2008

VIA EDGAR AND FEDERAL EXPRESS

Daniel F. Duchovny Special Counsel U. S. Securities and Exchange Commission Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Point Blank Solutions, Inc. Additional Definitive Soliciting Materials Filed July 25 and 30, 2008 File No. 001-13112

Dear Mr. Duchovny:

Point Blank Solutions, Inc., a Delaware corporation (the “Company”), is in receipt of the Staff’s letter dated August 4, 2008, regarding the Staff’s review of, and comment on, the Company’s Additional Definitive Soliciting Materials filed July 25 and 30, 2008. For convenience, we have reproduced the Staff’s comments in full below, and each comment is followed by the Company’s response. This letter is being sent via Federal Express and will be filed on EDGAR tagged as correspondence.

Additional Definitive Soliciting Materials filed July 25, 2008

1. We note your disclosure that the “Board believes [that the Steel Partners’ nominees] are ill suited to conduct a process to the sell the Company for the highest price when Steel’s interest is to acquire the Company for the lowest price possible.” This disclosure is similar to the disclosure we addressed in comment 7 of our March 14, 2008 comment letter. Please confirm that you will refrain from making similar statements in future soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9.

Response: While the Company disputes the conclusion that the statement referred to in the comment above violates Rule 14a-9, the Company confirms that it will refrain from making statements that are in violation of Rule 14a-9 in future soliciting materials.

Daniel F. Duchovny

August 7, 2008

Additional Definitive Soliciting Materials filed July 30, 2008

2. We note that your definitive proxy statement was filed on March 24, 2008 and that as a result of the postponement of the annual meeting, you filed definitive soliciting materials on July 30. Please file a definitive revised proxy statement (with Edgar code DEFR14A) including all of the required disclosure up to date. Also, confirm that you have complied, or will comply, with the provisions of Rule 14a-3 of Regulation 14A with respect to the dissemination of your proxy statement.

Response: The Company confirms that it has complied with the provisions of Rule 14a-3 with respect to the dissemination of its proxy statement. The Company has caused to be sent to each stockholder as of the record date of July 29, 2008, a publicly-filed definitive proxy statement containing the information specified in Schedule 14A, as required by Rule 14a-3(a)(1), and an annual report to security holders satisfying the requirements of Rule 14a-3(b). In particular, the Company distributed to holders of record on the record date the definitive proxy statement dated March 24, 2008, a publicly filed supplement and new notice of meeting, each dated July 30, 2008, and the annual report.

The Company has refiled the July 30 supplement with the EDGAR code DEFR14A and an appropriate explanatory note. In addition, the Company notes that the July 30 supplement does not contain an updated beneficial ownership table pursuant to Item 6(d) of Schedule 14A. The Company has filed an updated beneficial ownership table as of the record date as additional soliciting materials and will include that in its next mailing to stockholders, if any.

3. We note your disclosure, under the heading “Recent Developments,” that [o]ther stockholders have volunteered to the Company that they recognize this conflict as well.” Please provide us support for this disclosure, including the names of the referenced security holders, the dates on which they communicated with you and the person at the company with whom they communicated.

Response: Under separate confidential submission, counsel to the Company is providing the Staff with the requested information. In the submission, the Company is requesting confidential treatment of these materials pursuant to Rule 83 of the Freedom of Information Act and that these materials be returned promptly following completion of the Staff’s review thereof pursuant to Rule 12b-4 of the Securities Exchange Act of 1934.

4. This and the following comment refer to letter to security holders dated July 30, 2008. We note your disclosure that “Mr. Henderson and Terry Gibson are both employees of Steel Partners, and they have admitted that the two would be unable to consider any hypothetical transaction with Steel Partners.” We note that the revised proxy statement of Steel Partners states these nominees, if elected, would abstain from voting on any such transaction due to a potential conflict of interest. Please confirm that you will provide accurate disclosure in future soliciting materials.

Daniel F. Duchovny

August 7, 2008

Response: The Company confirms that future soliciting materials will, if applicable, disclose that such individuals have indicated that they will abstain from voting on any such transaction due to a potential conflict of interest.

5. Please provide us supplemental support of all of your disclosure relating to the Steel Partners’ nominees and their prior experiences as directors or officers of other public companies. Apply this comment to the sections entitled “Point Blank has the right board…” and “Steel Partners has claimed it has a history…”

Response: Under separate confidential submission, counsel to the Company is providing the Staff with the requested information. In the submission, the Company is requesting confidential treatment of these materials pursuant to Rule 83 of the Freedom of Information Act and that these materials be returned promptly following completion of the Staff’s review thereof pursuant to Rule 12b-4 of the Securities Exchange Act of 1934.

* * * * *

We look forward to having any outstanding issues resolved as soon as possible. If you have any questions, please contact Kenneth Henderson, an attorney at Bryan Cave LLP, at (212) 541-2275, or the undersigned at (954) 630-0900.

Very truly yours,

/s/ James F. Anderson

James F. Anderson

Chief Financial Officer

cc:	Kenneth L. Henderson – Bryan Cave LLP